SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

13 September 2013

AVIVA APPOINTS MICHAEL MIRE AS NON-EXECUTIVE DIRECTOR

Aviva plc ("Aviva") has appointed Michael Mire as an independent non-executive director of the Board with effect from 12 September 2013. He will also join the Board Risk, Governance and Nomination Committees.

Michael was most recently a senior partner at McKinsey & Company and he will retire this month after more than 30 years with the firm. He is currently a non-executive director of the Care Quality Commission.

During his career at McKinsey & Company Michael focused on financial services, retailing and transformation programmes.
.
John McFarlane, chairman of Aviva, said:
"I am delighted to welcome Michael to the Board of Aviva. Michael's appointment is part of our ongoing programme to refresh the Board and he brings to the Board a considerable strategic perspective and an in-depth understanding of the financial services sector. I look forward to working with Michael over the coming years."

Enquiries:

Investor contacts:

Colin Simpson         +44 (0)20 7662 8115
David Elliot              +44 (0)20 7662 8048

Media contacts:

Nigel Prideaux        +44 (0)20 7662 0215
Andrew Reid           +44 (0)20 7662 3131

Notes to editors:

•  In accordance with paragraph LR 9.6.13R of the listing rules, Aviva confirms there is no information to be disclosed in terms of LR 9.6.13R (2) to LR 9.6.13R (6) inclusive in respect of Michael Mire.

• At the date of this announcement, Michael Mire has no beneficial interests in ordinary shares of Aviva.
• Michael Mire is currently a non-executive director of the Care Quality Commission.
• Michael Mire's appointment has been approved by the Financial Conduct Authority and Prudential Regulatory Authority.
• Aviva provides 34 million customers with insurance, savings and investment products.
• We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.
• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.
• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work
• The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive
• For broadcast-standard video, please visit http://www.aviva.com/media/video/.
• Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 September, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary